Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change: January 9, 2007

Item 3

:

News Release

The news release was dated January 9, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

A summary of the material change is as follows:

The Company has signed a Letter of Intent with Teck Cominco Limited to acquire surface rights to more than 4000 acres of land, encompassing its New Afton Copper-Gold Project, located near Kamloops, British Columbia, Canada.

Item 5

:

Full Description of Material Change

The Company has signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire surface rights to more than 4000 acres of land, encompassing its New Afton Copper-Gold Project, located near Kamloops, British Columbia, Canada. This land is located within the Company’s mineral claims as indicated on the map attached to the press release.  It encompasses all of the land south of the Trans-Canada Highway which covers the site for the proposed development of the New Afton Project into an underground mine.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake.  The LOI also covers the acquisition, by the Company, of the water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.  This pipeline previously supplied all required water for the past operations at the old Afton site.  The majority of the land is fee simple, meaning that, upon completion of the acquisition, the Company will own the land outright.  The remainder (which overlies the location of most of the surface facilities for the proposed New Afton mine development) is Crown land currently held by a Teck subsidiary as a grazing lease.  Upon completion of the acquisition, this leased land will be held by the Company.

To complete this acquisition the Company will pay Teck CDN$10 million upon closing, with an additional CDN$6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the New Afton Copper-Gold Project, which the Company has the option to repurchase for CDN$12 million.

Completion of the transaction described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards this as expeditiously as possible.  As part of this transaction, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water, and closing of this transaction is subject to completion of definitive agreements to ensure these access rights are secured for Teck and any such third parties.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President & Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated January 9, 2007.